EXHIBIT 99.(a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is being made solely by the Offer to Purchase, dated November 21, 2003, and the related Letter of Transmittal and any amendments or supplements thereto to all holders of the Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       of

                                   JOULE INC.

                          NOT OWNED BY STOCKHOLDERS OF
                          JAC ACQUISITION COMPANY, INC.

                                       at

                                 $1.52 PER SHARE

                                       by

                          JAC ACQUISITION COMPANY, INC.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN
       STANDARD TIME, ON DECEMBER 19, 2003, UNLESS THE OFFER IS EXTENDED.

     JAC Acquisition Company, Inc., a Delaware corporation ("Purchaser"), owned by a purchaser group consisting of Emanuel N. Logothetis, the founder, Chairman of the Board and Chief Executive Officer of Joule Inc. ("Joule"), members of his immediate family and John G. Wellman, Jr., President and Chief Operating Officer of Joule (collectively, the "Purchaser Group"), hereby offers to purchase (the "Offer") at a price of $1.52 per share (the "Offer Price"), in cash, all outstanding shares of common stock, par value $0.01 per share, of Joule not currently owned by the Purchaser Group (the "Shares"), on the terms and subject to the conditions specified in the Offer to Purchase, dated November 21, 2003 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"). Tendering stockholders who tender directly to Continental Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

     The period until 12:00 midnight, Eastern Standard Time, on Friday, December 19, 2003, as such period may be extended, is referred to as the "Offering Period." Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and making a public announcement thereof as described in the Offer to Purchase. Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is conditioned on, among other things, (i) the tender in the Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Joule common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding shares that are not owned by the Purchaser Group and the other executive officers and directors of Joule had been tendered (the "Majority of the Minority Condition"), and (ii) a special committee of independent directors of Joule (the "Special Committee") not having modified or withdrawn its recommendation of the Offer to stockholders of Joule unaffiliated with Purchaser and the Purchaser Group. In no event may the Minimum Tender Condition or the Majority of the Minority Condition be waived.

     The purpose of the Offer is to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Joule. If the Offer is successful, Purchaser will be merged with and into Joule pursuant to the "short form" merger provisions of the Delaware General Corporation Law without prior notice to, or any action by, any other stockholder of Joule (the "Merger"). The Merger will result in each then outstanding Share (other than Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Delaware law) being converted into the right to receive the same amount of cash consideration paid in the Offer.

     The Special Committee has recommended that stockholders tender their Shares in the Offer. Joule has prepared a Solicitation/Recommendation Statement containing additional information regarding the determination and recommendation of the Special Committee, including a discussion of the fairness opinion of Updata Capital, Inc., delivered to the Special Committee that, as of November 11, 2003, and based on and subject to the assumptions, limitations and qualifications set forth in such Fairness Opinion, the $1.52 price per share to be received in the Offer and the Merger, considered as a single transaction, was fair from a financial point of view, to the Joule stockholders unaffiliated with Purchaser and the Purchaser Group. The Solicitation/Recommendation Statement is being sent to stockholders concurrently with the Offer to Purchase. A discussion of the recommendation is also included in the Offer to Purchase.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a confirmation of a Book-Entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility")), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

     Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 20, 2004. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time prior to 12:00 midnight Eastern Standard Time, on December 19, 2003, or such other date and time to which the Offer may be extended.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for United States federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year on the date of sale (or, if applicable, the date of the Merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply on the use of capital losses. The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations such as stockholders who received their Shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United States persons. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.

     The terms of the Offer are more fully set forth in the Offer to Purchase, the Letter of Transmittal and accompanying documents (collectively, the "Tender Offer Documents"). Purchaser has filed a Schedule TO with the Securities and Exchange Commission in connection with the Offer, which includes the Offer to Purchase as an exhibit thereto. All of the information contained in Purchaser's filing on Schedule TO and the exhibits thereto, including the information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) under the Exchange Act, is incorporated herein by reference.

     A request has been made to Joule for the use of Joule's stockholder list and security position listings for the purpose of disseminating the Offer to Purchase to stockholders. Upon compliance by Joule with such request and Rule 14d-5 under the Exchange Act pertaining to such request, the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     Questions and requests for assistance or additional copies of the Tender Offer Documents may be directed to D.F. King & Co., Inc., Purchaser's Information Agent, at its address and telephone numbers listed below, and copies will be furnished promptly at Purchaser's expense.

                     The Information Agent for the Offer is:

                              D.F. King & Co., Inc.

                                   48 Wall Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    All Others Call Toll Free: (800) 859-8511

November 21, 2003